UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer Holds Annual General Meeting

SALFORD, England––(BUSINESS WIRE)––Luxfer Holdings PLC (“Luxfer Group”) (NYSE: LXFR), a global materials technology company, held its Annual General Meeting today. Meeting results are available on the Luxfer website: www.luxfer.com.

About Luxfer Group

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

Contact:

Dan Stracner,

Director of Investor Relations

U.S. telephone: +1-951-341-2375

dan.stracner@luxfer.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: May 24, 2016

By: /s/ David N. Fletcher

  David N. Fletcher

Authorized Signatory for and on behalf of
Luxfer Holdings PLC